SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                       Polaris Industries Partners L.P.
        ____________________________________________________________
                             (Name of Issuer)

             Units of Beneficial Assignment of Class A Limited
                       Partnership Interests ("BACs")
        ____________________________________________________________
                      (Title of Class and Securities)

                                 731069 10 0
        ____________________________________________________________
                  (CUSIP Number of Class of Securities)

             Andris A. Baltins, Kaplan, Strangis and Kaplan, P.A.,
               5500 Norwest Center, 90 South Seventh Street,
                Minneapolis, Minnesota 55402 (612) 375-1138
        _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               August 23, 1994
        ____________________________________________________________
                      (Date of Event which Requires
                        Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )

                               SCHEDULE 13D

   CUSIP No. 731069 10 0
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         W. Hall Wendel, Jr.  (###-##-####)
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
          00
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                        860,800 A BACs
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                         0
           EACH                  ___________________________________
         REPORTING                  (9)  SOLE DISPOSITIVE POWER
          PERSON                          860,800 A BACs
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                          0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 860,800 A BACs
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          5.4%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
          IN
   _________________________________________________________________
   SCHEDULE 13-D

   filed by

   W. Hall Wendel, Jr.

   Item 1.     Security and Issuer.

          Units of Beneficial Assignment of Class A Limited Partnership Interests ("A BACs")

          Polaris Industries Partners, L.P. (the "Issuer")
          1225 North Highway 169
          Minneapolis MN  55441

   Item 2.     Identity and Background.

          W. Hall Wendel, Jr.
          1225 North Highway 169
          Minneapolis, MN  55441

          Chief Executive Officer of Polaris Industries Capital Corporation which is a general partner of the general partner of Polaris Industries L.P., all of the limited partnership interests in which are owned by the Issuer.

          During the last five years, the reporting person has not been convicted of any criminal proceeding (excluding traffic violations or smaller misdemeanors).

          During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          United States Citizen

   Item 3.     Source and Amount of Funds or Other Consideration.

          The A BACs held by the reporting person were acquired by him in the ordinary issue of securities by the Issuer and in cancellation of indebtedness of the Wendel Trust, u/t/a dated October 27, 1988 (the "Trust") as described in Item 4. In December 1989, the reporting person was issued 120,000 First Rights convertible into A BACs through the 1987 Management Ownership Plan (the "Plan"). Certain managers of the Issuer participated in the Plan, which is non-contributory. The A BACs are issued at no cost to participants and there is no method of payment for the A BACs. The reporting person converted First Rights on January 1, 1992 and on December 28, 1992. After a unit deduction for taxable income, the reporting person received 27,683 A BACs in the January 1992 transaction. He received 81,886 A BACs in the December 1992 transaction. There was no deduction for taxable income on the December conversion.

          On August 18, 1993, the Issuer effectuated a two for one unit split and the reporting person's holdings increased from 430,400 A BACs to 860,800 A BACs. No cash consideration was paid by the reporting person for any of the securities of the Issuer in which he has an interest.
   Item 4.     Purpose of Transaction.

          The reporting person acquired an interest in the securities of the Issuer as a shareholder of Northwestern Equipment Manufacturing Company (the "Seller"), which sold substantially all of its assets to the Issuer. A portion of the purchase price for the assets of the Seller was paid by the Issuer through the issuance to the Seller of A BACs and Units of Beneficial Assignment of Class B Limited Partnership Interests of the Issuer (the "B BACs"). In October, 1988, the reporting person sold the Trust all 704,546 B BACs in which he had an interest. The reporting person thereafter, acquired a total of 250,377 A BACs from the Trust in satisfaction of indebtedness of the Trust to the reporting person. In January and December of 1992, First Rights held by the reporting person were converted into a total of 109,569 A BACs. On August 18, 1993, the Company completed a two for one unit split which increased the reporting person's holdings to a total of 860,800 A BACs.

          The reporting person has from time to time considered plans or proposals which relate to or would result in the acquisition or disposition of securities of the Issuer, extraordinary transactions, a change in the management of the Issuer or a change in the distribution policy of the Issuer. In particular, from time to time the reporting person has had discussions with representatives of EIP Associates, L.P., the general partner of the Issuer (the "General Partner"), and other A BAC holders regarding the advisability of the Issuer converting from a master limited partnership to a corporation. Due to the Issuer's strong financial performance, current market conditions, pending changes in the tax status of the Issuer and other factors, the reporting person has determined that such a conversion would be desirable at this time. Accordingly, the reporting person, together with certain other members of the Issuer's senior management, has proposed to representatives of the General Partner that the Issuer convert to a corporation on the following terms (the "Transaction"):

               (1) The Issuer would convert to a corporation ("Newco"). The precise manner in which the conversion would be effectuated has not been determined.

               (2) In the conversion, the limited partners would receive in the aggregate 88.6% of the Newco stock to be outstanding after the conversion; the General Partner would receive the remaining 11.4%.

               (3) Consummation of the Transaction would be conditioned upon approval by a vote of the holders of A BACs.

               (4) The Transaction would be conditioned upon receipt by the Issuer of an opinion of counsel that the receipt of Newco stock by the limited and general partners of the Issuer would be tax free for federal income tax purposes.

          Smith Barney, Inc., has advised the Issuer that the terms of the Transaction are fair to the A BAC holders from a financial point of view. The Transaction would also be conditioned upon receipt by the Issuer of an opinion from a second financial adviser as to the fairness of the Transaction to the A BAC holders from a financial point of view.

          The reporting person understands that the General Partner also believes that the transaction described above is advisable at this time and intends promptly to take appropriate steps to effectuate it.

          Although the foregoing represents the range of activities presently contemplated by the reporting person with respect to the Issuer, the possible activities of the reporting person are subject to change at any time.

   Item 5.     Interest in Securities of the Issuer.

          (a) The reporting person beneficially owns 860,800 A BACs representing 5.4% of the outstanding A BACs of the Issuer.

          (b) The reporting person has sole voting and dispositive power of all of the A BACs described in Item 5(a) above.

          (c) On February 26, 1990, the reporting person acquired 202,377 A BACs from the Trust in satisfaction of $5,059,425 in indebtedness of the Trust to the reporting person. The effective per share price for the satisfaction of indebtedness is $25 per A BAC. The transaction was privately negotiated and effected in Minneapolis, Minnesota. During 1992 the reporting person converted his First Rights into 109,596 A BACs. On August 18, 1993, the reporting person's holdings of 430,400 increased to 806,800 due to a two for one unit split.

          (d)  Not applicable.

          (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

          In connection with the proposed Transaction described in Item 4 above, the reporting person has entered into an agreement with Mr. Victor Atkins, one of the principal owners of the General Partner (the "Agreement"). A copy of the Agreement is attached hereto as
          Exhibit 1 and is incorporated herein by reference. The Agreement provides, among other things, that (i) each of the reporting person and Mr. Atkins will vote their A BACs in favor of the Transaction;
          (ii) subject to his fiduciary duties as advised by counsel, Mr. Atkins will work diligently to proceed with the Transaction and submit it to the A BAC holders for their approval as soon as possible; (iii) each of the reporting person and Mr. Atkins will use his best efforts to see that the business and affairs of the Issuer will be conducted and distributions will be made only in the ordinary course and consistent with past practice; and (iv) for so long as Mr. Atkins owns no less than 3% of the outstanding voting securities, he will vote such securities in favor of Newco's nominees for election to the Board of Directors of Newco. Mr. Atkins has indicated to the reporting person that he does not desire to continue in the management of the Issuer following consummation of the transaction; accordingly, it is understood that Mr. Atkins will not serve as an officer or director of Newco or its subsidiaries following consummation of the Transaction.

   Item 7.     Materials to be filed as Exhibits.

          Exhibit 1.   Agreement, dated as of August 25, 1994, by and between
                       W. Hall Wendel, Jr. and Victor K. Atkins, Jr.

                                SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  August 25, 1994

                                         /s/ W. Hall Wendel, Jr.
                                        W. Hall Wendel, Jr.
                              EXHIBIT INDEX

                                                                 Page No.

   Exhibit 1.   Agreement, dated as of August 25, 1994,
                by and between W. Hall Wendel, Jr. and
                Victor K. Atkins, Jr. . . . . . . . . . . . . . . .


          AGREEMENT

                     Agreement, dated as of August 25, 1994, by and among W. Hall Wendel, Jr. ("Mr. Wendel") and Victor K.
          Atkins, Jr. ("Mr. Atkins").

                    WHEREAS, Mr. Wendel is the record and
          beneficial owner of a certain number of Units of Beneficial Assignment of Class A Limited Partnership Interests ("A BACs") of Polaris Industries Partners, L.P. ("Polaris") and is the Chief Executive Officer of Polaris Industries Capital Corporation, a general partner of the general partner of Polaris Industries, L.P. (the "Operating Partnership"), which is the entity that operates the business of Polaris;

                    WHEREAS, Mr. Atkins is the general partner of EIP Associates, L.P., the general partner of Polaris (the "General Partner") and is the record and beneficial owner of a certain number of A BACs;

                    WHEREAS, the General Partner has announced a plan (the "Transaction") to the A BAC holders pursuant to which Polaris would be converted to a corporation;

                    WHEREAS, the general terms of such Transaction are described in the press release attached hereto as Exhibit A; and

                    WHEREAS, pursuant to such transaction, Mr.
          Atkins would receive, either through his ownership of A BACs or through his equity interest in the General Partner a number of shares of stock of the entity that would survive the transaction ("Newco").

                    NOW, THEREFORE, in consideration of the
          foregoing and the representations, warranties, covenants and agreements set forth herein, the undersigned hereby agree as follows:

                    1. Voting Agreement. Each of Mr. Atkins and Mr. Wendel will vote the A BACs owned by him, beneficially or of record, in favor of the Transaction. Subject to his fiduciary duties as advised by counsel, Mr. Atkins will work diligently to proceed with the Transaction and submit it to the A BAC holders for their approval as soon as possible.

                    2.   Conduct of Polaris.  Each of Mr. Atkins
          and Mr. Wendel will use his best efforts to see that the business and affairs of Polaris and the Operating
          Partnership will be conducted, and distributions will be made, only in the ordinary course of business and consistent with past practice.

                    3. Management. It is understood that at the Effective Time, Mr. Atkins will resign as an officer and director of Polaris, the Operating Partnership, any subsidiaries of the foregoing and any entity that may be in control of any of the foregoing or take such other actions as may be necessary so that Mr. Atkins does not directly or indirectly possess any management authority with respect to Newco or its business. It is also understood that he will not have any role in the management of Newco and will not serve as an officer or director of Newco or any subsidiary thereof. For so long as Mr. Atkins owns no less than 3% of the outstanding voting securities of Newco he will vote such securities in favor of Newco's nominees for election to the Board of Directors of Newco.

                    4.   Termination.  Except with respect to
          Section 3, this Agreement shall terminate on the earlier to occur of the time the Transaction is consummated (the "Effective Time") or April 15, 1995.

                    5.   Entire Agreement; Amendments.  This
          Agreement, including the other documents and writings referred to herein or delivered pursuant hereto and which form a part hereof, contains the entire understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth herein or therein. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Notwithstanding the foregoing, from and after the Effective Time, Newco shall be deemed to be a third party beneficiary of the agreements and obligations of Mr. Atkins hereunder and no amendment to or waiver of such agreements or obligations shall be effective unless Newco has agreed in writing thereto.

                    6.   Law Governing.  This Agreement shall be
          governed by and construed and enforced in accordance with the local law of the State of New York without giving effect to choice of law principles.

                    7.   Specific Performance.   Each of the
          parties to this Agreement acknowledges and agrees that in the event of any breach of this Agreement, the non-breaching party or parties would be irreparably harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties will waive the defense in any action for specific performance that a remedy at law would be adequate and that the parties, in addition to any other remedy to which they may be entitled to at law or in equity, shall be entitled to compel specific performance of this Agreement.

                    8.   Counterparts.  This Agreement may be
          executed simultaneously in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

                    IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

                                   ________________________________
                                   W. Hall Wendel, Jr.

                                   ________________________________
                                   Victor K. Atkins, Jr.
                                                          Exhibit A

               POLARIS INDUSTRIES PARTNERS L.P. ANNOUNCES PLAN
                          TO CONVERT TO CORPORATION

                    Southampton, NY - August 25, 1994 - Polaris
          Industries Partners L.P. (AMEX:SNO) today announced a plan to convert Polaris from a publicly traded limited partnership to a publicly traded corporation. The plan was proposed by W. Hall Wendel, Jr., Polaris' Chief Executive Officer, who owns approximately 5.4% of the outstanding units, and other members of the senior management of Polaris Industries L.P.

                    The plan contemplates that the holders of currently outstanding units would receive 88.6% and EIP Associates L.P., Polaris' General Partner, would receive 11.4%, respectively, of the stock of the newly formed corporation. Any conversion of Polaris into corporate form would be subject to, among other factors, satisfactory structuring and documentation, receipt of appropriate tax opinions, receipt of regulatory approvals and a second investment banking fairness opinion and the favorable vote of unitholders.

                    Polaris intends to operate in the ordinary course and to continue its current distribution policy up until the time the transaction is closed.

                    Polaris has received the advice of Smith Barney Inc., its financial adviser, that the terms of the transaction are fair to the unitholders from a financial point of view.

                    Although Polaris is publicly traded, it is treated as a partnership, rather than a corporation, for federal income tax purposes under a grandfather provision of the Internal Revenue Code enacted in 1987. Under current tax law, this grandfather protection ends immediately if Polaris engages in a substantially new line of business, and, in any event, at the end of 1997, at which time Polaris will be treated as a corporation for tax purposes. Polaris has participated in efforts to have the grandfather protection for existing publicly traded partnerships made permanent or further extended, but the outcome of these efforts is uncertain.

                    Additionally, the General Partner believes that Polaris would derive a number of benefits from a conversion to corporate form. It would enable the company to enter into new lines of business without involuntarily jeopardizing its tax status. Conversion to corporate form should also provide Polaris greater flexibility to consummate acquisitions or obtain financing through the issuance of stock. Importantly, at the present time, Polaris is not a suitable investment for pension plans and other tax exempt institutions.
          Upon conversion to corporate form, Polaris will become a suitable investment for tax exempt investors, thereby greatly expanding the number of investors to whom Polaris could be an attractive investment. Furthermore, because Polaris is a partnership, its income is taxed currently to unitholders regardless of the amount of cash distributions which are made to them. Starting this year and for the foreseeable future, Polaris expects that there will be increasing differences between taxable income and cash available for distribution arising from capital investment necessary to continue growth of the business, reducing each unitholder's net after tax distributable amount. If Polaris were to convert to corporate form, its income would be taxed at the corporate level, and investors would only be taxed on any amounts actually distributed to them. Lastly, conversion to corporate form will simplify tax reporting, including the elimination of the requirement to distribute K-1s to investors, and will otherwise significantly simplify the organizational structure of Polaris resulting in substantial administrative and other savings.

                    It should be noted, however, that conversion to corporate form would result in taxation at the corporate level and, to the extent of cash dividends, on distributions at the shareholder level. Company policies relating to cash distributions to equity holders, as well as other policies, which would be established by a Board of Directors elected by shareholders rather than by a general partner, could change substantially.

                    Polaris intends to proceed promptly to finalize the conversion arrangements and implement the transaction, which it anticipates completing within six months.

                    Polaris also announced that it will pay its regular third quarter distribution of $0.63 per unit to holders of record on September 15, 1994. The units go "ex-dividend" on September 9, 1994. Payment of this distribution will be made on or about November 15, 1994.

                    Polaris Industries Partners L.P. is a master limited partnership which owns and operates Polaris Industries L.P. Polaris designs, engineers, manufactures and markets snowmobiles, all-terrain vehicles and personal watercraft for recreational and utility use. Polaris is the world's largest snowmobile manufacturer, and one of the largest U.S. manufacturers of ATVs and personal watercraft. Polaris Industries Partners L.P. trades on the American Stock Exchange and Pacific Stock Exchange under the symbol "SNO."